Exhibit 99.10

FOR IMMEDIATE RELEASE

ATOFINA increases capacity at its Antwerp polyethylene plant in Belgium

Paris, April 3, 2003 — ATOFINA, the Chemicals branch of the TotalFinaElf Group, inaugurated on 3rd April 2003, new industrial facilities for increased polyethylene (HDPE) production at its Antwerp plant in Belgium. The 160,000 tpa increase brings the site’s overall capacity up to 510,000 tpa, and consolidates ATOFINA’s position as a producer of specialized polyethylene grades.

Developed from the Company’s own innovative state of the art production technologies, this investment allows the Antwerp plant to produce new bimodal grades for various applications, resins from metallocene catalysts, and a wide range of coloured resins for pipe, in addition to conventional polyethylene grades. This project will also enable ATOFINA to improve and expand its logistics operations. These are handled jointly with Katoennatie, which has set up its largest logistics platform adjacent to the polyethylene plant to provide worldwide customer service.

The Antwerp polyethylene plant accounts for 10% of polyethylene (HDPE) consumption in Western Europe (13% when taking into account the Feluy plant, also in Belgium), and is the largest single production site for coloured HDPE resins.

ATOFINA produces polyethylene on seven sites around the world: Antwerp and Feluy in Belgium, Gonfreville, Carling, Balan and Mont in France, and Bayport in the United States. 2003 production capacities on both sides of the Atlantic represent some 2 million tonnes. ATOFINA is also part of a joint venture in Qatar, and is currently finalising negotiations with Samsung on a further joint venture in Korea

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